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SEC MAIL PROCESSING SECTION
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SECURITIES AN
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03013379

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Reich & Tang Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue
(No. and Street)

New York NY 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard De Sanctis 212-830-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

160 Federal Street Boston MA 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Richard De Sanctis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reich & Tang Distributors, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dina D. DiBenedetto
Notary Public, State of New York
Registration #01DI6038433
Qualified In Queens County
My Commission Expires March 13, 2002

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x Statement pursuant to Rule 15c 3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reich & Tang Distributors, Inc.

Statement of Financial Condition and Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors and Stockholder of
Reich & Tang Distributors, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Reich & Tang Distributors, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 4 to the financial statements, Reich & Tang Distributors, Inc. has extensive transactions with Reich & Tang Asset Management, LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 12, 2003

Reich & Tang Distributors, Inc.
Statement of Financial Condition
December 31, 2002

Assets	
Cash and cash equivalents	$ 3,010,029
Receivables:	
Commissions	42,713
Distribution assistance fees - affiliates	39,227
Other	7,457
Property, equipment and leasehold improvements, net	54,249
Deposit with clearing broker	203,060
Other assets	61,895
Total assets	$ 3,418,630
Liabilities and Stockholder's Equity	
Accounts payable – affiliate	$ 6,358
Accrued expenses	57,310
Intercompany payable	629,300
Total liabilities	692,968
Stockholder's equity:	
Common stock, $.01 par value, authorized 1,000 shares, issued 100 shares	1
Additional paid-in capital	1,190,322
Retained earnings	1,535,339
Total stockholder's equity	2,725,662
Total liabilities and stockholder's equity	$ 3,418,630

See the accompanying notes to the financial statements.

1. Nature of Business and Significant Accounting Policies

Nature of Business

Reich & Tang Distributors, Inc. (the "Company") is a wholly owned subsidiary of CDC IXIS Asset Management Holdings, LLC ("CDC Holdings"), which is a wholly owned subsidiary of CDC IXIS Asset Management North America, L.P.("CDC AMNA"). The Company provides brokerage and distribution services to investment advisory clients of affiliate Reich Tang Asset Management, LLC ("RTAM"). RTAM manages money market mutual funds that are sold through financial intermediaries and also manages equity and fixed income securities for institutions and private accounts. RTAM is a wholly owned subsidiary of CDC AMNA. The Company is a regulated broker-dealer.

A summary of the Company's significant accounting policies follows:

Cash Equivalents

Cash equivalents include money market mutual funds sponsored by RTAM.

Revenue Recognition

Commissions and related clearing expenses paid to the clearing and execution broker are recorded on a settlement date basis, which does not differ materially from a trade date basis. Distribution fees are recognized as services are rendered. Distribution fees are computed on a percentage of mutual fund assets under management.

Capitalization and Depreciation

Property and equipment are stated at cost and are depreciated over periods ranging from 3 to 5 years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the life of the lease. The cost of repairs and maintenance is expensed as incurred.

Income Taxes

The Company is included in the consolidated federal income tax return filed by CDC Holdings. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from CDC Holdings. The Company is subject to and files separate New York State and City income tax returns. CDC Holdings distributes tax payments on behalf of the Company, who in turn is responsible for reimbursing CDC Holdings.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

2. Customer Transactions

Customer securities transactions are cleared through Neuberger Berman, LLC ("Neuberger") on a fully disclosed basis. Neuberger reflects all customer securities transactions on its books and records them in accounts that it carries in the names of such customers. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. The Company is currently exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers."

3. Property, Equipment and Leasehold Improvements

Property, equipment, and leasehold improvements at December 31, 2002 consist of the following:

Property and equipment	$ 52,470
Leasehold improvements	61,053
	113,523
Less: accumulated depreciation and amortization	59,274
	$ 54,249

Depreciation expense for the year ended December 31, 2002 was $17,765.

4. Transactions with Related Parties

The Company has an agreement with RTAM, whereby RTAM has agreed to bear all distribution expenses of the Company in excess of the distribution fees and reimbursements received by the Company from the sponsored mutual funds described in Note 1. Accordingly, the Company receives fees from the sponsored funds for providing distribution and administration services and remits them entirely to RTAM who acts as paying agent for the Company and the mutual funds in making payments to certain participating organizations with whom the Company has entered into written agreements. The agreement may be terminated at any time without the payment of any penalty upon 90 days written notice to either party. As of December 31, 2002, RTAM recorded liabilities due participating organizations fro distribution expense in excess of fees and reimbursements received from the funds of $3,782,111. For the year ended December 31, 2002, RTAM's total distribution expense in excess of fees and reimbursements received from the funds was $33,607,552.

At December 31, 2002, the Company had cash of $3,010,029 invested in money market funds sponsored by RTAM and earned dividends from the funds of $50,500 for the year then ended.

5. Net Capital

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker/dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the rule. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2002, the Company had net capital of $2,407,633 which was $2,357,633 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.28 to 1.

Neuberger has elected to compute a reserve requirement with respect to proprietary accounts of introducing broker-dealers ("PAIB Calculation"). The PAIB Calculation is computed under SEC Rule 15c3-3 and allows the introducing broker to receive allowable asset treatment in its net capital calculation for proprietary assets held at their clearing broker. As of December 31, 2002, the Company had cash of $203,060 on deposit at Neuberger and has classified this as an allowable asset in its net capital computation.

6. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 2, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and by ensuring that customer transactions are executed properly by the clearing broker/dealer. The Company has the right to pursue collection on performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

Commissions receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Supplementary Report of Independent Accountants on Internal Control Structure Pursuant to SEC Rule 17a-5

February 12, 2003

To the Board of Directors and Stockholder of
Reich & Tang Distributors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Reich & Tang Distributors, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in the following: (1) making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and (2) determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company: (1) in making quarterly securities examinations, counts, verifications and comparisons and in the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and(3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

To the Board of Directors and Stockholder of
Reich & Tang Distributors, Inc.
Page 2
February 12, 2003

A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and should not be used for any other purpose.

PricewaterhouseCoopers LLP